SAPIENS INTERNATIONAL CORPORATION N.V.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 19, 2013

To the Shareholders of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of the Company will be held at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, on December 19, 2013 at 10:00 am (Curaçao time), for the following purposes:

1.	To elect the following nominees to the Company’s Board of Directors (the “Board of Directors”) to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Eyal Ben-Chlouche, Roni Al Dor, Yacov Elinav, Uzi Netanel, Naamit Salomon and United International Trust N.V.
2.	To approve the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2012.
3.	To adopt the Company’s Consolidated Balance Sheets as of December 31, 2012 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.
4.	To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2012.
5.	To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2013 and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.
6.	To transact such other business and to take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

The close of business on November 19, 2013 has been fixed as the record date for the Meeting. All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy or voting instruction card as promptly as possible in the enclosed stamped envelope. In the alternative, shareholders who hold their shares in street name may may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://www.sapiens.com/annual-meeting/proxy.

By Order of the Board of Directors

Curaçao,
November 21, 2013

Roni Al Dor
Director, President and Chief Executive Officer

PROXY STATEMENT

Sapiens International Corporation N.V.
Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on December 19, 2013

This Proxy Statement is being furnished in connection with the solicitation by the board of directors (the “Board of Directors”) of Sapiens International Corporation N.V. (the “Company”) of proxies for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on December 19 , 2013, and at any adjournment thereof, each to be held at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao. Business will be conducted at the Meeting in accordance with the procedures determined by the presiding officer and will generally be limited to matters promptly brought before the Meeting by, or at the request of, the Board of Directors or its Chairman.

AGENDA ITEMS

The following proposals are on the agenda for the Meeting:

1.	Re-election to our Board of Directors of Guy Bernstein, Eyal Ben-Chlouche, Roni Al Dor, Yacov Elinav, Uzi Netanel, Naamit Salomon and United International Trust N.V., each for a term expiring at our next annual general meeting of shareholders;
2.	Approval of the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2012;
3.	Adoption of the Company’s Consolidated Balance Sheets as of December 31, 2012 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended;
4.	Approval of the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2012;
5.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2013 and until our next annual general meeting of shareholders, and authorization of our Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation; and
6.	Transaction of such other business and taking action upon such other matters as may properly come before the Meeting or any adjournment thereof.

AVAILABILITY OF 2012 ANNUAL REPORT

The Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “Annual Report”) will be available for inspection by shareholders at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao and at the Company’s offices at 3 Meir Weisgal Road, Rabin Science Park, Nes Ziona, Israel. An electronic copy of the Annual Report is available on the Company’s website at www.sapiens.com/AnnualReports/. The Company’s Consolidated Balance Sheets as of December 31, 2012, and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2012, are included in the Annual Report.

VOTING PROCEDURE

Each shareholder of record of the common shares, par value one eurocent (€0.01) per share, of the Company (“Common Shares”) at the close of business on November 19, 2013 is entitled to notice of, and to vote at, the Meeting. Each Common Share held by a shareholder is entitled to one vote for each matter to be voted on at the Meeting. The Articles of Association of the Company state that no action may be taken at any general meeting of shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy. If a quorum is not present in person or represented by proxy at any such meeting, a second general meeting shall be called to be held within two months, at which second meeting the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved, but the Common Shares represented thereby are considered present for purposes of the quorum requirements.

Shares cannot be voted at the Meeting unless the owner of record is present in person or represented by proxy. The Company was incorporated in the Dutch Antilles, but in October 2010, following the dissolution of the Dutch Antilles, the Company became a resident of the Island of Curaçao. As required by the Company’s Articles of Association, general meetings of shareholders must be held in Curaçao. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your Common Shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from: http://www.sapiens.com/ annual-meeting/proxy and may complete and sign that proxy card (indicating the name of the record shareholder holding your Common Shares) and return it to the Company's Corporate Secretary via e-mail to to IR.sapiens@sapiens.com or via fax to +972-3-790 2942. The Company reserves the right to require further identifying information from you if you submit your proxy card in that manner.

If your Common Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you own Common Shares that are traded through the Tel Aviv Stock Exchange (the “TASE”), you may only vote your shares in one of the following two ways: (a) By mail: sign and date a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to as MAGNA, on November 21, 2013 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

A shareholder submitting a proxy via the mail may revoke such proxy at any time prior to commencement of the Meeting by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy. In addition, any shareholder who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Sapiens International Corporation N.V., P.O. Box 4011, Rehovot 74140, Israel, Attention: Corporate Secretary. If it is not revoked, the shares represented will be voted in accordance with the proxy or other voting instruction.

Proxies for use at the Meeting are being solicited by the Company’s Board of Directors. The form of proxy is being mailed to shareholders and being posted on the following website — http://www.sapiens.com/annual-meeting/proxy — on or about November 21, 2013. The submission of completed, signed proxy cards via mail will be the primary means by which the Company expects to receive shareholders’ votes for the Meeting. Furthermore, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone or by other personal contacts. The Company will bear the cost of the solicitation of the proxies, including any postage, printing and handling charges related to mailing of physical copies of this Proxy Statement and/or proxy cards, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Common Shares.

On November 1, 2013, there were 39,470,595 Common Shares outstanding (which excludes 2,328,296 treasury shares), which, if remaining outstanding through the close of business on November 19, 2013 (the record date for the Meeting) will entitle the holders thereof to notice of, and to vote at, the Meeting.

AGENDA ITEMS

1.	Election of Board of Directors

At the Meeting, the nomination to the Board of Directors of the Company of each of Guy Bernstein, Roni Al Dor, Eyal Ben-Chlouche, Yacov Elinav, Uzi Netanel, Naamit Salomon, and United International Trust N.V. will be submitted to the shareholders for election to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

Please consider the following information regarding the nominees:

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software Enterprises Ltd. (“Magic”) (NASDAQ: MGIC), a position he held since 1999. Mr. Bernstein joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

Roni Al Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al Dor was one of the two founders of TTI Team Telecom International Ltd. (“TTI”), a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al Dor served as President of TTI. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Eyal Ben-Chlouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chlouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from

2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel. He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chlouche served as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group until the end of 2007 and serves as a director of Matrix IT Ltd. and Migdal Holding Ltd. Mr. Ben-Chlouche also serves on the Board of Directors of several other private companies. Mr. Ben-Chlouche also serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chlouche served as a member of the Bachar Committee on Capital Market Reform in Israel. Mr. Ben-Chlouche is an independent director.

Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until December 2009. Since January 2010 Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies. From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav has served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd. and Golden Pages Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005. From 2004 through 2007, Mr. Netanel served as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. and as Chairman of the Executive Committee of Carmel Olephines. From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of, The Maman Group, Acme Trading, Scope Metals Ltd. (external director), Gadot Biochemicals and Assuta Health Centers. Mr. Netanel is an independent director.

United International Trust N.V. (“UIT”) is a corporate body organized and existing under the laws of the Netherlands Antilles. It, or one of its predecessor entities, has provided the Company with corporate- related services since April 1990, including serving as the Company's transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles. In January 1, 2007, UIT was established by former shareholders of Intertrust (Curacao) N.V., including Mr. Elias which subsequently operated under the names of MeesPierson Intertrust (Curacao) N.V. and Fortis Intertrust (Curacao) N.V. Between 2005 and June 2009, Mr. Elias acted as a Supervisory Board Member of Banco di Caribe and currently acts as Of Counsel thereto. Mr. Elias also serves as special counsel to the Government of Curaçao, in international finance/tax matters. He holds board positions in several organizations of a social, economic, (e)-commercial and charitable nature. Mr Elias holds two Masters degrees in Law from the University of Amsterdam, the Netherlands.

A majority of the votes cast is required for the election of each nominee to the Board of Directors.

Board Recommendation: The Board of Directors Recommends a Vote FOR Each Nominee to the Board of Directors.

2.	Annual Report of Management

At the Meeting, the Board of Directors’ Annual Report on the management of the business of the Company for the year ended December 31, 2012 will be submitted to the shareholders pursuant to the laws of Curaçao.

A majority of the votes cast is required for the approval of the Board of Directors’ Annual Report.

Board Recommendation: The Board of Directors Recommends a Vote FOR Approval of the Board of Directors’ Annual Report

3.	Financial Statements

At the Meeting, the Company’s Consolidated Balance Sheets as of December 31, 2012 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2012 will be submitted to the shareholders pursuant to the laws of Curaçao and the Articles of Incorporation of the Company that were adopted in conformity therewith.

A majority of the votes cast is required for the approval and adoption of the financial results as set forth in such financial statements.

Board Recommendation: The Board of Directors Recommends a Vote FOR the Approval and Adoption of the Company’s Financial Results as Set Forth in the Company’s Financial Statements.

4.	Discharge of Board of Directors

At the Meeting, the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2012, will be submitted to the shareholders.

A majority of the votes cast is required for the discharge of the Board of Directors for the management of the affairs of the Company.

Board Recommendation: The Board of Directors Recommends a Vote FOR Discharge of the Board of Directors for the Management of the Affairs of the Company.

5.	Appointment of Auditors

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost Forer”), has been selected by the Board of Directors as independent public accountants to audit the accounts of the Company for the year ending December 31, 2012. At the Meeting, the shareholders will be requested to approve that appointment, as well as to authorize the Board of Directors of the Company to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

A majority of the votes cast is required for the approval of the appointment of Kost Forer as independent public accountants to audit the accounts of the Company for the year ending December 31, 2012 and to authorize the Board of Directors of the Company to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

Board Recommendation: The Board of Directors Recommends a Vote FOR Approval of the Appointment of Kost Forer and FOR Authorization of the Board of Directors to Fix Kost Forer’s Remuneration in Accordance with the Volume and Nature of its Services, or to delegate to the Audit Committee of the Board of Directors to Do So.

6.	Other Matters

The Board of Directors knows of no other matters to be presented at the Meeting. If any additional matter should be presented properly, it is intended that the form of proxy being made available to shareholders will be voted in accordance with the discretion of the persons named in the proxy.

Shareholders are urged to vote their proxies and/or to submit their voting instruction cards in accordance with the instructions provided in this Proxy Statement promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the enclosed proxy or voting instruction card is properly executed and submitted in time for voting, or a voting authorization is otherwise submitted to a broker, trustee or nominee by other means, including via the internet (at www.proxyvote.com), and a choice is specified, the shares represented thereby will be voted as indicated by a shareholder. If no specification is made, the proxy or other voting authorization will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors

Roni Al Dor
Director, President and Chief Executive Officer

Curaçao
November 21, 2013

SAPIENS INTERNATIONAL CORPORATION N.V.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

DECEMBER 19, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

Mr. Gregory Elias, United International Trust N.V., Mr. Roni Giladi, Mr. Ron Al Dor, or any of them with power of substitution in each, are hereby authorized to represent the undersigned at the Annual General Meeting of Shareholders of Sapiens International Corporation N.V. (the “Company”) to be held at the Company's registered office located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, on December 19, 2013 at 10:00 am (Curaçao time), and at any adjournments or postponements thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of Common Shares, par value 0.01 Euro per share, of the Company, as the undersigned would be entitled to vote if then personally present.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF THE PROPOSED RESOLUTION. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SAPIENS INTERNATIONAL CORPORATION N.V.

December 19, 2013

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line before mailing.

■ 20730303030003000000 1	051211

PLEASE SIGN, DATE AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	PROPOSAL	FOR AGAINST ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	1. To re-elect the following persons as directors of the Company for a term expiring at the Company’s annual general meeting of shareholders in 2014:
	(a) Guy Bernstein;	☐ ☐ ☐
	(b) Eyal Ben-Chlouche	☐ ☐ ☐
	(c) Roni Al Dor	☐ ☐ ☐
	(d) Yacov Elinav	☐ ☐ ☐
	(e) Uzi Netanel	☐ ☐ ☐
	(f) Naamit Salomon	☐ ☐ ☐
	(g) United International Trust N.V.	☐ ☐ ☐
	2. Approval of the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2012	☐ ☐ ☐
	3. Adoption of the Company’s 2012 Consolidated Balance Sheets, Consolidated Statements of Operations (profit and loss account) and Cash Flows	☐ ☐ ☐
	4. Approval of the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2012	☐ ☐ ☐

5.

Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the independent auditors of the Company and to authorize the Board of Directors and/or its Audit Committee to fix their compensation

☐ ☐ ☐

Signature of Shareholder            Date:           Signature of Shareholder           Date:

Note:	Please sign exactly as your name or names appear on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.